Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

August 3, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 1, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Liberty Media Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Series A Liberty SiriusXM Common Stock, par value $0.01 per share

Series B Liberty SiriusXM Common Stock, par value $0.01 per share

Series C Liberty SiriusXM Common Stock, par value $0.01 per share

Series A Liberty Live Common Stock, par value $0.01 per share

Series C Liberty Live Common Stock, par value $0.01 per share

Series A Liberty Formula One Common Stock, par value $0.01 per share

Series C Liberty Formula One Common Stock, par value $0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi